Mail Stop 3561

April 9, 2009

Via U.S. Mail and Facsimile

Thomas Bergmann
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

      RE: Harley-Davidson, Inc.
              Form 10-K for the fiscal year ended December 31, 2008

              File No. 001-09183

Dear Mr. Bergmann:

      We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources as of December 31, 2008, page 48

1. We note from your disclosure that you have estimated that HDFS' funding requirements in 2009 will be approximately $1.00 billion in addition to amounts that may become due in July 2009 if the Company is unable to extend its 364-day credit facility that is part of the Global Credit Facilities or on March 31, 2009 under the $500 million asset-backed commercial paper conduit facility that was entered into in December 2008. We also note that you state that no assurance can be given that the Company's efforts to pursue the options described in the last paragraph on page 48 will be successful, and if such efforts are not successful, the company will need to consider other alternatives. Considering the significance of HDFS' 2009 expected funding requirements, please tell us and disclose in future filings the potentially adverse consequences to your business, future statement of position, future results of operations and future cash flows if you are unable to successfully raise your funding requirements in 2009 of approximately $1.00 billion to support HDFS' lending operations.

Financial Statements

Note 2. Additional Balance Sheet and Cash Flow Information

Cash Flow Information, page 72

2. We note from your cash flow information on page 72 that proceeds from securitization of retail finance receivables significantly decreased year-over-year from approximately $2.49 billion in 2007 to approximately $468 million in 2008. Also, we note from page 35 that the increase in retail receivables outstanding was driven by a reduction in term asset-back securitization activity during 2008 due to capital market volatility. Additionally, as disclosed on page 14, the related tightening of credit has led to more limited availability of funds from financial institutions and other lenders and sources of capital. In this regard, please tell us how you considered the aforementioned factors in assessing that the retail loans intended for securitization at origination that are classified as finance receivable held for sale (as described on page 65) in the amount of approximately $2.44 billion at December 31, 2008 are appropriately classified as current assets. As part of your response, please provide us with your overall basis in concluding that these retail loans intended for securitization at origination that are classified as finance receivable held for sale in the amount of approximately $2.44 billion at December 31, 2008 are appropriately classified as current assets rather than long-term assets. Your response should specifically address why you believe you have

the ability to securitize all of these receivables during your upcoming operating cycle, when only approximately $468 million of such receivables were securitized in 2008.   We may have further comment upon receipt of your response.

Note 8. Securitization Transactions, page 78

3. We note from your disclosure that in conjunction with current and prior year sales, HDFS had investments in retained securitization interests of $330.7 million and 407.7 million at December 31, 2008 and 2007, respectively. In this regard, please tell us and disclose in the notes to your financial statements in future filings how this investment in retained securitization interests is classified, pursuant to SFAS 115 (i.e. held-to-maturity, available-for-sale, or trading). Additionally, please revise future filings to include the disclosures outlined in paragraph 19, 20, and 21 of SFAS 115, as applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas Bergmann
Harley-Davidson, Inc.
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Thomas Bergmann, Chief Financial Officer
(414) 343-4990